Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

April 6, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attn: Gopal R. Dharia, Senior Staff Accountant

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. Dharia:

On behalf of the registrant, Level 3 Communications, Inc. (“Level 3”), I am writing to confirm receipt of your letter dated March 24, 2009, addressed to our chief financial officer Sunit S. Patel in which you provided to us the comments of the staff of the Securities and Exchange Commission on the Level 3 filing referenced above.

Based on the telephone conversation between Gerald Hatley of our office and you, I am writing to confirm that Level 3 will provide its responses to the staff’s comments on or before April 13, 2009.

If you have any questions, please feel free to contact me directly at 720-888-1000.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein

Senior Vice President